                                                                   Exhibit 99.1

                                 BOARD OF DIRECTORS

GENERAL

  The Board has standing Audit, Compensation, and Executive/Nominating Committes. The Audit Committee recommends to the Board the appointment of independent auditors, approves the scope of the annual audit activities of the auditors, approves the audit fee payable to the auditors, reviews the adequacy of internal audit procedures and reviews audit results. Dr. Davis and Messrs. Folley (Chairman) and Guffey are members of the Audit Committee. Th Audit Committee held three meetings in 1996. The Compensation Committe
(i) reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in any incentive bonus plans, fringe benefits, non-cash perquisites and other forms of compensation, and (ii) administers the Company's 1989 Restricted Stock Plan (the "1989 Restricted Stock Plan"), 1989 Stock Option Plan (the "1989 Stock Option Plan"), 1993 Stock and Incentive Plan (the "1993 Plan"), and Independent Director Stock Based Incentive Plan (the "Independent Director Plan"). Messrs. Becker (Chairman), Garmer and Stuart are members of the Compensation Committee. The
Compensation Committee held four meetings in 1996. The Executive/Nominating Committee may exercise all of the powers of the Board when the Board is not in session, except as otherwise provided by law or the Company's By-laws.
The Executive/Nominating Committee also recommends persons to be nominated by the Board for election as directors of the Company and recommends persons to fill vacancies on the Board Messrs. Coppola (Chairman), Becker, Folley and Stuart are members of the Executive/Nominating Committee. The Executive/Nominating Committee did not meet in 1996. The
Exectuvie/Nominating Committee will consider nominees recommended by shareholders, but has no established procedures which shareholders must follow to make a recommendation. The Company's By-laws also provide for shareholder nomination of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the By-laws) in writing to the Secretary of the Company. The shareholder's notice of nomination must contain information relating to the nominee which is required to be disclosed by the Company's By-laws and the Securities Exchange Act of 1934.

  The Board held six meetings in 1996. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which such director served during the year.


DIRECTOR COMPENSATION

  RETAINER AND FEES. Directors who are officers or employees of the Company receive no compensation for service as members of the Board. Directors who are not officers or employees of the Company or any affiliate of the Company ("non-employee directors") are paid an annual retainer fee of $17,000 plus a fee of $1,000 for each Board meeting attended and a fee of $1,000 ($1,200 for the committee chairman) for each committee meeting attended. Payment of director fees may be deferred, in whole or in part, at the option of a non-employee director, under the Company's Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). The Deferred Compensation Plan provides that any fees deferred thereunder shall be credited at the end of each quarter to (i) a share account, which allows for the purchase of share units that represent shares of Common Stock, (ii) a cash account, which pays interest at a rate based on the ninety-day Treasury bill rate over the past twelve months, or (iii) a combination of both. The amount deferred under the Deferred Compensation Plan will be paid, at the non-employee director's option, in a lump sum, or over a ten-year period commencing, on the first business day of the calendar year following the year during which the non-employee director ceases to be a director of the Company.

         STOCK BASED PLANS. The Company maintains the Independent Director Plan for its non-employee directors. Under the Independent Director Plan, on each date on which a non-employee director is elected or re-elected (whichever the case may be)(the "Election Date") to serve on the Board, such non-employee director will automatically receive options to purchase 1,000 shares of Common Stock. Options granted under the Independent Director Plan are not exercisable until such non-employee director's term as a director (which began as of the Election Date for which such options were granted) has expired; PROVIDED, HOWEVER, that if a non-employee director's status as a director terminates due to such non-employee director's death or disability or retirement after reaching age 65, the options will become immediately exercisable in full. The purchase price at which shares of Common Stock may be purchased under the Independent Director Plan will be equal to the closing price of a share of Common Stock on the Election Date (or if such day is a day for which no closing price is set forth, the next preceding day for which a closing price is so set forth). Stock options granted under the Independent Director Plan will terminate on the earlier of ten years following a non-employee director's Election Date; six months after the non-employee director ceases to be a director of the Company by reason of death, disability or retirement; or the time at which the non-employee director ceases to be a director of the Company for any reason other than by reason of death, disability or retirement. All stock options granted under the Independent Director Plan are non-qualified stock options for purposes of the Internal Revenue Code. The aggregate number of shares of Common Stock eligible for issuance to non-employee directors upon the exercise of stock options under the Independent Director Plan is 50,000. On April 24, 1996, each of Dr. Davis and Mr. Garmer were granted options to purchase 1,000 shares of Common Stock at a per share exercise price of $18. The options will become exercisable upon the expiration of the current terms of each of said non-employee directors. No options granted to the non-employee directors under the Independent Director Plan were exercised in 1996.

         The non-employee directors of the Company are also eligible to receive automatic grants of shares of restricted Common Stock under the 1993 Plan. Under the terms of the 1993 Plan, each non-employee director of the Company will automatically be granted, on the date of the Company's annual meeting of shareholders in each year during the existence of the 1993 Plan, such number of shares of restricted stock (rounded to the next highest whole number) equal to 50% of such director's annual retainer fee for serving as a director of the Company divided by the closing price of the Common Stock on the day preceding the date of grant (or if such day is a day for which no closing price is set forth, the next preceding date for which a closing price is set forth). The annual retainer fee used in making the foregoing determination is the annual retainer fee in effect on the date of grant, exclusive of committee, attendance or other fees to which the non-employee director may otherwise be entitled. Shares of restricted stock granted to a non-employee director will not be eligible to be sold or otherwise transferred while the non-employee director remains a director of the Company and thereafter such restrictions will lapse. However, in the event the non-employee director has not served as a director of the Company for at least three calendar years at the time his or her service as a director ends, the shares of restricted stock held by such non-employee director will be forfeited to the Company. The non-employee directors are entitled to exercise full voting rights and receive any dividends or other distributions paid with respect to their shares of restricted stock. On April 24, 1996, 476 shares of restricted stock were awarded under the 1993 Plan to each of Dr. Davis and Messrs. Becker, Folley, Garmer, Guffey and Stuart.

                               PRINCIPAL SHAREHOLDERS

MANAGEMENT

    The following table sets forth information, as of March 1, 1997, regarding beneficial ownership of Common Stock by each director and nominee, each of the executive officers named in the Summary Compensation Table set forth below, and all of the directors, nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group.



                                           AMOUNT AND NATURE OF     PERCENT
                                               BENEFICIAL             OF
                                             OWNERSHIP(1)(2)         CLASS
                                           --------------------     -------
    NAME OF BENEFICIAL OWNER
    John A. Becker........................         4,896                *
    Joseph R. Coppola.....................       344,430(3)           1.0%
    Ruth M. Davis.........................         2,696                *
    Clyde H. Folley.......................         7,339(4)(5)          *
    Benjamin F. Garmer, III...............         4,696                *
    John W. Guffey, Jr....................         4,984                *
    Marvin L. Isles.......................       110,000                *
    Ben R. Stuart.........................         3,696                *
    Heinz G. Anders.......................        88,000                *
    Stephen M. Peterson...................        87,517                *
    Philip N. Ciarlo......................        64,000                *
    Richard C. Kleinfeldt.................       125,566(6)             *
    All directors, nominees and executive
       officers as a  group (18 persons)...    1,301,377              3.8%



    *Less than one percent.

(1) Includes the following shares subject to stock options which are currently exercisable or exercisable within 60 days of March 1, 1997: Mr. Becker, 2,000 shares; Mr. Coppola, 291,000 shares; Dr. Davis, 1,000 shares; Mr. Folley, 2,000 shares; Mr. Garmer, 2,000 shares; Mr. Stuart, 1,000 shares; Mr. Anders, 31,000 shares; Mr. Peterson, 31,367 shares; Mr. Ciarlo, 13,000 shares; Mr. Kleinfeldt, 62,287 shares; and all directors, nominees and executive officers as a group, 623,334 shares.

(2) Includes the following restricted shares of Common Stock granted under either the 1989 Restricted Stock Plan or the 1993 Plan over which the holders have sole voting but no investment power: Mr. Becker, 1,696 shares; Mr. Coppola, 357 shares; Dr. Davis, 1,696 shares; Mr. Folley, 1,339 shares; Mr. Garmer, 1,696 shares; Mr. Guffey, 984 shares; Mr. Isles, 75,000 shares; Mr. Stuart, 1,696 shares; Mr. Anders, 51,000 shares; Mr. Peterson, 45,000 shares; Mr. Ciarlo, 51,000 shares; Mr. Kleinfeldt, 36,000 shares; and all directors, nominees and executive officers as a group, 498,064 shares. The shares of restricted stock reflected in the table include shares granted to the executive officers in February 1997.

(3) Mr. Coppola's current term as a director will expire in April 1997.

(4) Mr. Folley's current term as a director will expire in April 1997.

(5) Mr. Folley shares voting and investment power over 4,000 shares of his Common Stock with his wife.

(6) Mr. Kleinfeldt retired as Vice President-Finance and as a director of the Company in December 1996.

OTHER BENEFICIAL OWNERS

    The following table sets forth information, as of December 31, 1996, regarding beneficial ownership by the only persons known to the Company to own more than 5% of the outstanding Common Stock. The beneficial ownership set forth below has been reported on filings made on Schedule 13G with the Securities and Exchange Commission by the beneficial owners.

                                                                     PERCENT
   NAME AND ADDRESS           AMOUNT AND NATURE                        OF
OF BENEFICIAL OWNER        OF BENEFICIAL OWNERSHIP    AGGREGATE      CLASS
-------------------        -----------------------    ---------      -------

           VOTING POWER                             INVESTMENT POWER
           ------------                             ----------------
          SOLE                            SHARED    SOLE      SHARED
          ----                            ------    ----      ------
State of Wisconsin Investment Board     3,120,000   --0--   3,120,000 --0-- 3,120,000 9.4%
    P.O. Box 7842
    Madison, Wisconsin 53707

Sanford C. Bernstein & Co., Inc.        1,446,450   27,950  1,710,200 --0--  1,710,200 5.2%
    767 Fifth Avenue
    New York, New York 10153


                               EXECUTIVE COMPENSATION

SUMMARY COMPENSATION INFORMATION

    The following table sets forth certain information concerning compensation paid for the last three fiscal years to certain executive officers of the Company, including the Company's Chief Executive Officer. The persons named in the table are sometimes referred to herein as the ''named executive officers.''


                             SUMMARY COMPENSATION TABLE


                                                           LONG TERM COMPENSATION
                                                           ----------------------

                                  ANNUAL COMPENSATION              AWARDS
                                -----------------------    ------------------------
                                                                         SECURITIES
                                                           RESTRICTED    UNDERLYING
NAME AND PRINCIPAL                     SALARY     BONUS       STOCK         STOCK          ALL OTHER
   POSITION                     YEAR   ($)        ($)(2)    AWARDS($)(3)   OPTIONS(#)   COMPENSATION ($)(4)
------------------              ----   --------  ---------  ------------   ----------   -------------------
Joseph R. Coppola               1996   $475,008   $269,439     $ 450,000          --            $62,022
    Chairman, Chief Executive   1995    424,992    240,771            --       70,000            53,478
    Officer and Director(5)     1994    399,996    188,158       968,750      105,000            50,112

Marvin L. Isles                 1996    247,919    200,000       249,375       30,000            35,416
    President and Chief         1995         --         --            --           --                --
    Operating Officer(5)        1994         --         --            --           --                --

Heinz G. Anders                 1996    246,700     40,000       225,000        15,000               --
    Group Vice President and    1995    253,200     28,969       190,500        12,000               --
    General Manager--           1994    185,690     45,161       149,400        18,000            7,077
    European Operations

Stephen M. Peterson             1996    190,008     77,000       180,000        12,000            1,125
    Group Vice President        1995    187,008     70,545       142,875         9,000            1,125
    and General Manager--       1994    165,000     47,000            --         8,000            1,125
    Fadal Engineering

Philip N. Ciarlo                1996    187,238    110,000       375,000        15,000           36,223
    Group Vice President        1995    147,982     68,740       190,500        12,000            1,125
    and General Manager--       1994     74,842     41,666            --            --            1,125
    Integrated Automation

Richard C. Kleinfeldt(6)        1996    227,004     85,000       270,000        18,000            1,125
                                1995    216,996     78,485       285,750        18,000            1,125
                                1994    207,996     63,563            --        12,000            1,125


(1) Certain personal benefits provided by the Company and its subsidiaries to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) For 1996, consists of awards under the Company's Management Incentive Compensation Plan, which is a performance-based plan.

(3) The amounts in the table reflect the market value on the date of grant (net of any consideration paid by the named executive officer) of restricted shares of Common Stock awarded under the 1989 Restricted Stock Plan and the 1993 Plan. The number of shares of restricted Common Stock held by the named executive officers and the market value of such shares (net of any consideration paid by the named executive officers) as of December 31, 1996, were as follows: Mr. Coppola, 80,357 shares ($1,034,596); Mr. Isles, 15,000 shares ($193,125); Mr. Anders, 29,000 shares ($373,375); Mr. Peterson, 21,000 shares ($270,375); Mr. Ciarlo,
    37,000 shares ($476,375); and Mr. Kleinfeldt, 36,000 shares ($463,500).
    During 1996, Messrs. Coppola, Isles, Anders, Ciarlo, Peterson and Kleinfeldt were awarded 30,000, 15,000, 15,000, 15,000, 12,000 and
    18,000 shares of restricted stock, respectively, which, except for Mr. Isles' and Mr. Coppola's shares, will vest following the release of financial statements for the year ended December 31, 1998 assuming certain performance criteria are achieved. Mr. Isles' award will vest in increments of 5,000 shares on June 1, 1997, 1998 and 1999. Mr. Coppola's award was subject to vesting based on performance criteria for the year ended December 31, 1996. Based on such performance criteria, 14,000 shares of Mr. Coppola's 1996 restricted stock grant vested and the remaining shares were forfeited. During 1996, Mr. Ciarlo received an additional grant of 10,000 shares of restricted stock, which shares were subject to vesting based on certain performance criteria for the year ended December 31, 1996. All of such shares were forfeited by Mr. Ciarlo. A portion of the shares of restricted stock granted to each named executive officer in 1995 will vest following the release of financial statements for the year ended December 31, 1997 assuming that certain performance criteria are achieved. During 1994, Mr. Coppola was awarded 12,000 shares of restricted stock which vested on January 31, 1997 and 38,000 shares of restricted stock which by their terms were subject to vesting on January 31, 1997 based on certain performance criteria. Of such 38,000 restricted shares, 8,000 shares vested on January 31, 1997 and the remaining shares were forfeited. Holders of shares of restricted Common Stock are entitled to receive dividends on such shares.

    (4) The amounts reflected in the table for fiscal 1996 consist of the following: (a) for Mr. Coppola, a $60,897 contribution (including accrued interest) credited to his account under his supplemental pension arrangement, see "Pension Plan Benefits," and a Company matching contribution of $1,125 under the Giddings & Lewis Savings Plan (the "Savings Plan"), which is a profit sharing plan under Section 401(k) of the Internal Revenue Code; (b) for Mr. Isles, a $35,416 transfer allowance paid by the Company in connection with Mr. Isles' appointment as President and Chief Operating Officer; (c) for Mr. Ciarlo, a $35,098 transfer allowance paid by the Company in connection with Mr. Ciarlo's appointment as Group Vice President and General Manager of the Company's Integrated Automation Group and a Company matching contribution of $1,125 under the Savings Plan; and (d) for all other named executive officers (except Mr. Anders), Company matching contributions under the Savings Plan.

(5) Mr. Coppola retired as Chief Executive Officer of the Company on March 17, 1997. Mr. Isles was appointed as Chief Executive Officer on that date to succeed Mr. Coppola.

(6) Mr. Kleinfeldt retired as Vice President-Finance and as a director of the Company in December 1996.

STOCK OPTIONS

    The Company has in effect the 1989 Stock Option Plan and the 1993 Plan pursuant to which options to purchase Common Stock may be granted to key employees (including officers) of the Company and its subsidiaries. The following table presents certain information as to grants of stock options made during fiscal 1996 to each of the named executive officers.

                        OPTION GRANTS IN 1996 FISCAL YEAR








                                                                                  POTENTIAL REALIZABLE VALUE AT
                                              INDIVIDUAL GRANTS                   ASSUMED ANNUAL RATES OF STOCK
                         -------------------------------------------------------- PRICE APPRECIATION FOR OPTION
                           NUMBER OF                                                         TERM(2)
                          SECURITIES      PERCENT OF                              -----------------------------
                          UNDERLYING     TOTAL OPTIONS                               AT 0%    AT 5%      AT 10%
                           OPTIONS         GRANTED TO    EXERCISE OR                ANNUAL    ANNUAL     ANNUAL
                           GRANTED       EMPLOYEES IN    BASE PRICE    EXPIRATION   GROWTH    GROWTH     GROWTH
NAME                       (#)(1)        FISCAL YEAR     ($/SHARE)        DATE       RATE      RATE       RATE
----                      ---------      ------------    ----------    ----------   ------   --------   --------
Joseph R. Coppola .....        --               --            --             --         --        --         --
Marvin L. Isles........    30,000            10.8%        $ 16.625       6/1/06      $0      $313,661   $794,879
Heinz G. Anders........    15,000             5.4           15.00        2/2/06       0       141,501    358,592
Stephen M. Peterson....    12,000             4.3           15.00        2/2/06       0       113,201    286,874
Philip N. Ciarlo.......    15,000             5.4           15.00        2/2/06       0       141,501    358,592
Richard C. Kleinfeldt..    18,000             6.5           15.00        2/2/06       0       169,802    430,310


(1) The options reflected in the table (which are non-qualified options for purposes of the Internal Revenue Code) were granted in the case of Mr. Isles on June 1, 1996 and on February 2, 1996 in the case of the other named executive officers and vest ratably over a three-year period from the date of grant.

(2) This presentation is intended to disclose the potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

    The following table sets forth information regarding the fiscal year-end value of unexercised options held by the named executive officers. No options were exercised by the named executive officers during fiscal 1996.


                            FISCAL YEAR-END OPTION VALUES



                                                             VALUE OF
                                                          UNEXERCISED IN
                           NUMBER OF SECURITIES             -THE-MONEY
                          UNDERLYING UNEXERCISED            OPTIONS AT
                        OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END
                                   (#)                         ($)(1)
                        ---------------------------   ----------------------------
NAME                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                    -----------   -------------   -----------    -------------
Joseph R. Coppola         171,000         35,000      $     938             0
Marvin L. Isles             --            30,000          --                0
Heinz G. Anders            16,000         29,000            0               0
Stephen M. Peterson        24,067         20,666            0               0
Philip N. Ciarlo            4,000         23,000            0               0
Richard C. Kleinfeldt      46,287         34,000        117,500             0


(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at fiscal year-end.


MANAGEMENT STOCK PURCHASE PROGRAM

    On March 13, 1997, the Company adopted a Management Stock Purchase Program pursuant to which certain members of the Company's senior management team and other key employees purchased an aggregate of 282,355 shares of Common Stock. The program is intended to align more closely the interests of management and shareholders. Under the terms of the voluntary program, the participants used personal full-recourse loans to exercise options to purchase Common Stock granted under the 1993 Plan with an exercise price of $14.125 per share, which was the fair market value of the Common Stock on the grant date as determined by the Compensation Committee of the Board. The loans, which were arranged through a commercial bank, are the personal obligations of the participants. The Company has agreed to guarantee repayment to the bank in the event of a default by a participant. The Company has also agreed to pay the interest on the loans (net of dividends received on the purchased shares) on behalf of the participants. Of the named executive officers participating in the program, Messrs. Isles, Peterson and Ciarlo purchased 114,285, 25,000 and 14,000 shares, respectively. Other executive officers of the Company who purchased shares under the program include: Douglas E. Barnett, Vice President and Corporate Controller (19,000 shares); Carmine F. Bosco, Group Vice President and General Manager-Automation Measurement and Control (25,000 shares); Todd A. Dillmann, Corporate Counsel and Secretary (16,570 shares); Robert N. Kelley, Vice President-Administration (22,000 shares); and James B. Simon, Group Vice President and General Manager-Automation Technology (10,000 shares). Since the shares purchased under the program were acquired after March 1, 1997, they are not reflected in the ownership information presented under "Principal Shareholders" above.

    Under the terms of the program, no participant may sell any portion of the purchased shares unless all principal, interest and prepayment fees, if any, due on the loan have been paid or all sale proceeds are simultaneously applied first to the payment of such amounts. The program also incorporates risk and benefit sharing provisions. Under these provisions, if any portion of the purchased shares is sold before the third anniversary of the exercise date, the participant will be responsible for 100% of any loss, and will be entitled to receive 50% of any gain, on that portion of the purchased shares. If any portion of the purchased shares is sold on or after the third anniversary of the exercise date while the loan remains outstanding, the participant will be responsible for 50% of any loss, and will be entitled to receive 100% of any gain, on that portion of the purchased shares. In the event of a participant's death or disability, the participant will not be responsible for any loss on the purchased shares and will be entitled to the entire amount of any gain on the sale of such shares. In the event a participant is terminated for cause (as defined in the program), the gain sharing provision will continue to apply, but the participant will not be entitled to receive any benefit of the loss sharing provision.

PENSION PLAN BENEFITS

    The following table shows at different levels of remuneration and years of credited service the estimated annual benefits payable as a straight life annuity to a covered participant (assuming retirement at age 65) under the Giddings & Lewis Retirement Plan as presently in effect (the "Retirement Plan") and under the Company's unfunded supplemental benefit pension plan, which provides benefits that would otherwise be denied participants by reason of certain limitations imposed by the Internal Revenue Code on qualified plan benefits (the "excess benefit plan").


                                 PENSION PLAN TABLE


                                       YEARS OF SERVICE
   AVERAGE                  ----------------------------------------------------------
REMUNERATION       5       10         15         20        25         30         35
------------   --------  -------   --------  --------   --------   --------   --------
  $ 75,000     $ 6,188   $12,375   $ 18,563  $ 24,750   $ 30,938   $ 37,125   $43,313
   150,000      12,375    24,750     37,125    49,500     61,875     74,250    86,625
   200,000      16,500    33,000     49,500    66,000     82,500     99,000   115,500
   300,000      24,750    49,500     74,250    99,000    123,750    148,500   173,250
   400,000      33,000    66,000     99,000   132,000    165,000    198,000   231,000
   450,000      37,125    74,250    111,375   148,500    185,625    222,750  259,875
   500,000      41,250    82,500    123,750   165,000    206,250    247,500   288,750


    Remuneration covered by the plans is a participant's salary and bonus, as shown in the Summary Compensation Table, whether or not such compensation has been deferred at the participant's election. Benefits are based on a participant's average remuneration for the five consecutive of the last ten calendar years for which such average is the highest, or in the case of a participant who has been employed for less than five full calendar years, the period of his employment covered by the plans. Under the Retirement Plan, only salary, as shown in the Summary Compensation Table, up to the limits imposed by the Internal Revenue Code, is taken into account. The 1996 compensation limit applicable to the Retirement Plan was $150,000. The number of years of credited service as of December 31, 1996 that will be recognized for certain of the named executive officers is as follows: Mr. Isles, 1 year; Mr. Peterson, 28 years; and Mr. Ciarlo, 2 years. At the time of his retirement as an executive officer, Mr. Kleinfeldt had 32 years of credited service. Benefits under the plans include a Social Security offset only for benefits attributable to service before 1989. No benefits are payable under the plans unless a participant has at least five years of service. Mr. Coppola and Mr. Anders do not participate in the Retirement Plan and the excess benefit plan.

    The Company also has in effect an unfunded supplemental pension arrangement for the benefit of Mr. Coppola. This arrangement provides for an annual benefit accrual to be credited to Mr. Coppola's account in an amount equal to 8% of his salary and bonus. Mr. Coppola is fully vested under this arrangement and will be entitled to receive the amounts credited to his account upon retirement plus credited earnings thereon.

  In addition, a subsidiary of the Company has an agreement with Mr. Anders pursuant to which he will be employed as Managing Director of such subsidiary until May 31, 1998, subject to voluntary termination by Mr. Anders and termination for cause under German law. Mr. Ander's employement agreement provides for a minimum annual base salary of DM 350,000 (approximately $206,955) and is subject to upward adjustment. He is eligible to participate in the Company's Management Incentive Compensation Plan and receive certain other perquisites. The employment agreement provides that the subsidiary will pay one-half of Mr. Anders' obligations with respect to certain social security contributions required by German law and will pay to Mr. Anders or his beneficialy six months' salary in the event of his disability and three months' salary in the event of his death. The employment agreement also contains a covenant not to compete which extends for a period of two years after termination of such agreement.


EXECUTIVE RELOCATIONS

  In connection with the relocation of executive officers at the Company's request, the Company from time to time offers an interest-free advance to allow an executive officer to finance the purchase of a new home while the executive is in the process of selling his existing home. In April 1996, Mr. Ciarlo, Group Vice President and General Manager of the Company's Integrated Automation Group, received a $100,000 advance from the Company in connection with his transfer to the Company's Fraser, Michigan facility. Mr. Ciarlo repaid the amount advanced in July 1996.

  In connection with the hiring of Mr. Isles as the Company's President and Chief Operating Officer, the Company in August 1996 purchased Mr. Isles' former residence in Akron, Ohio for $690,000, which purchase price was based on third-party appraisals of the property obtained by the Company.


REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its corporate officers, including the named executive officers. The following report was prepared by the members of the Compensation Committee.

  The Compensation Committee determines the compensation of the Chief Exective Officer, and sets the policy for, reviews, and approves the recommendations of management (subject to such adjustments as may be deemed appropriate by the Compensation Committee and subject to the Committee's sole discretion regarding awards of stock options and restricted shares) with respect to the compensation awarded to other corporate officers (including the other named executive officers). The key elements of the Company's executive compensation program consist of base salary, annual bonus opportunity, and grants of stock options and restricted stock.

  The Compensation Committee's policies with respect to each of these compensation program elements, including the basis for the compensation awarded to the Company's Chief Executive Officer, are discussed below. While the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package offered by the Company to the individual, including pension benefits, supplemental retirement benefits, severance plans, life insurance, and other welfare benefits and perquisites consistent with prevailing industry practices as well as the programs described below.

  The Company's executive compensation program is designed to be closely linked to corporate performance and returns to shareholders. To this end, the Company has developed an overall compensation strategy and specific compensation plans that tie a significant portion of executive compensation to the Company's success in meeting specified performance goals and to appreciation in the Company's stock price. The overall objectives of

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

    The Company has entered into an executive consulting agreement with Mr. Coppola. Pursuant to the terms of the agreement, Mr. Coppola will, following his retirement, be retained by the Company as senior consultant for a three-year period, at annual compensation of $200,000 for the first twelve months of his consultancy, $150,000 for the second twelve months and $100,000 for the third twelve months. Additionally, the Company purchased
Mr. Coppola's residence in Fond du Lac, Wisconsin for $715,000 in accordance with an option contained in the consulting agreement requiring the Company to effect such purchase. Mr.Coppola exercised the option requiring the purchase in January 1997. Mr. Coppola's cost basis in his Fond du Lac residence, which was built in 1994, was $785,000. The consulting agreement also contains certain noncompetition and confidentiality provisions applicable to Mr. Coppola. The Company may only terminate the agreement for cause, which includes theft, dishonesty, fraudulent misconduct, gross dereliction of duty or other grave misconduct on the part of Mr. Coppola which is substantially injurious to the Company.

    The Company has also entered into a retirement agreement with Mr. Kleinfeldt in connection with his retirement as Vice President-Finance and as a director of the Company in December 1996. Pursuant to the terms of the agreement, Mr. Kleinfeldt has agreed to remain as an employee of the Company until April 1, 1997. Mr. Kleinfeldt's agreement further provides, among other things, that from his retirement as an employee through the first to occur of March 31, 1999 or his death, Mr. Kleinfeldt will serve as a consultant to the Company. During his tenure as a consultant, Mr. Kleinfeldt will be treated as an employee of the Company for purposes of the Company's employee benefit plans and fringe benefits, but will not be eligible to participate in any management incentive compensation plans. Mr. Kleinfeldt's annual compensation as a consultant will be equal to his base salary for 1996 ($227,000 per year) and will also include certain other perquisites provided to Mr. Kleinfeldt while he was an executive officer of the Company. Pursuant to the terms of the retirement agreement, Mr. Kleinfeldt is subject to certain noncompetition, nonsolicitation, and confidentiality provisions for the term of the agreement.

    The Company also has employment and severance agreements with certain of its executive officers, including Messrs. Coppola, Isles, Peterson and Ciarlo. The agreements provide that each executive officer is entitled to benefits if, within five years after a "change in control of the Company," the officer's employment is ended through (i) termination by the Company, other than by reason of death or disability or for cause (as defined in the agreements), or
(ii) termination by the officer following the first anniversary of the change in control or due to a breach of the agreement by the Company or a significant change in the officer's responsibilities. The benefits provided are: (i) a cash termination payment of up to three times the sum of the executive officer's annual salary and his highest annual bonus during the three years before the termination and (ii) continuation for up to five years of equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect at the time of termination. Among other situations, a "change in control of the Company" will be deemed to have occurred for purposes of the agreements if:
(i) a person (other than with respect to an employee benefit plan of the Company) becomes the beneficial owner of 20% or more of the voting power of the Company's securities; (ii) at any time one-third or more of the directors of the Company are not Continuing Directors (as defined in the agreements);
(iii) a merger is consummated in which the Company is not the surviving corporation or pursuant to which shares of Common Stock are converted into cash, securities or other property, unless the holders of Common Stock maintain their same proportionate ownership in the surviving corporation;
(iv) the Company sells or otherwise disposes of all or substantially all of its assets; or (v) the shareholders of the Company approve a plan of liquidation or dissolution for the Company. Each agreement provides that if any portion of the benefits under the agreement or under any other agreement for the officer would constitute an "excess parachute payment" for purposes of the Internal Revenue Code, benefits will be reduced so that the officer will be entitled to receive $1 less than the maximum amount which he could receive without becoming subject to the 20% excise tax imposed by the Code, or which the Company may pay without loss of deduction under the Code.

                                      -13-